

Advantage Announces Third Quarter 2016 Results

44% Production Growth & 27% Reduction in Total Corporate Cash Costs Drives Surplus Cash Flow

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, November 3, 2016 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") is pleased to report that the Corporation's strategy to maintain a profitable and sustainable growth plan is demonstrated by its third quarter 2016 production per share and cash flow per share increases of 33% and 20%, respectively, while reducing Advantage's total debt by 37% since year-end 2015. Advantage's continued production growth with further improvements in its industry leading capital and operating efficiencies have generated year-to-date surplus cash flow of $14 million (funds from operations net of capital expenditures) including $9 million in the third quarter of 2016. The surplus cash flow has further reduced the Corporation's total debt to $184 million at the end of the third quarter of 2016, down from $294 million at year-end 2015. These accomplishments were achieved despite a 20% reduction in the average AECO daily natural gas price to Cdn $2.32/mcf compared to Cdn $2.90/mcf in the same period of 2015. Advantage estimates its annual surplus cash flow could grow to approximately $36 million by year-end 2016 based on current commodity prices, resulting in an estimated year-end 2016 total debt-to-trailing cash flow ratio of 1.0 times.

During the third quarter of 2016, production increased 44% to 215 mmcfe/d (35,760 boe/d) and total corporate cash costs were reduced 27% to $0.58/mcfe ($3.48/boe) which helped drive cash flow up 31% to $45.1 million ($0.24/share) as compared to the third quarter of 2015. Advantage's cash flow was also supported by realized hedging gains of $11.9 million during the third quarter of 2016.

Advantage's focus on operational excellence demonstrated by production outperformance of its Glacier Montney wells (please refer to our operational update released on October 12, 2016) and continued cost reductions further reinforces the Corporation's solid foundation for Advantage's announced expansion of its 100% owned Glacier gas plant to 350 mmcf/d (58,330 boe/d). Advantage anticipates disclosing development plan details for the 2017 to 2019 period before year-end 2016.

Third Quarter 2016 Operating and Financial Highlights

Production increased 44% to average 215 mmcfe/d (35,760 boe/d) including 468% growth in natural gas liquids to 1,205 bbls/d for the third quarter of 2016 as compared to the same period in 2015. The Corporation's 2016 annual production is expected to be within our previously announced Budget production guidance range of 190 to 210 mmcfe/d generating a year-on-year production growth of approximately 40% or 34% on a per share basis. Liquids production is expected to remain flat to slightly lower in the fourth quarter due to Pembina Pipeline Corporation's maintenance work in October 2016.

Cash flow (Funds from Operations) for the third quarter of 2016 was up 31% to $45.1 million or 20% on a per share basis to $0.24 per share. Cash netbacks for the three months ended September 30, 2016 were $2.29/mcfe ($13.74/boe) which represents 80% of the realized sales price, including hedging. Excluding hedging, positive cash flow of $33.2 million was realized on an average AECO daily natural gas price of Cdn $2.32/mcf demonstrating the economic resilience of Advantage's Montney development.

Total corporate cash costs were reduced to a record low of $0.58/mcfe in the third quarter of 2016 which is a 27% decrease compared to the same period of 2015. Total corporate cash costs includes royalties ($0.08/mcfe), operating costs ($0.25/mcfe), liquids transportation ($0.05/mcfe), cash general and administrative ($0.09/mcfe), and cash finance expense ($0.11/mcfe). Liquids transportation costs were up slightly during the third quarter of 2016 due to additional trucking costs resulting from wet weather conditions which are extending into the fourth quarter of 2016.

Total capital expenditures during the quarter were on-track at $36 million. Drilling operations resumed during the quarter on a six well pad, with five of these wells rig released at the end of the third quarter of 2016. As communicated in Advantage's October 12, 2016 operational update, eight previously drilled wells were completed and production tested in the third quarter of 2016. The remaining capital activity in the third quarter was invested in expanding our plant utilities for future processing capacity growth. A 16 well pad commenced drilling during the fourth quarter of 2016 with well completions planned to start on this pad by mid-year 2017. Wet weather conditions have delayed recent drilling and completions activities; however, Advantage anticipates minimal impacts to our fourth quarter 2016 plans.

Total debt (including working capital deficit) as of September 30, 2016 was $184 million or 46% drawn against Advantage's $400 million borrowing base Credit Facility. Third quarter cash flow exceeded capital expenditures by $9.5 million and resulted in a decrease in bank debt. Advantage estimates approximately $36 million of surplus cash flow could be realized for calendar 2016 resulting in a year-end 2016 total debt-to-trailing cash flow of approximately 1.0x based on current commodity prices for the balance of 2016.

Natural gas hedge positions extended into 2019. Advantage's hedging positions include an average 48% of forecast production for the fourth quarter of 2016 at an average AECO floor price of $3.56/mcf, 45% of forecast 2017 annual production at an average AECO floor price of $3.19/mcf, 22% of forecast 2018 annual production at an average AECO floor price of $3.02/mcf and 18% of forecast production for the first quarter of 2019 at an average AECO floor price of $3.00/mcf.

Consolidated Financial Statements and MD&A

The Corporation's unaudited interim consolidated financial statements for the three and nine months ended September 30, 2016 together with the notes thereto, and Management's Discussion and Analysis for the

three and nine months ended September 30, 2016 have been filed on SEDAR and EDGAR and are available on the Corporation's website at http://www.advantageog.com.

Third Quarter 2016 Operating & Financial Summary

Financial and Operating Highlights	Three months ended September 30		Nine months ended September 30	
	2016	2015	2016	2015
Financial ($000, except as otherwise indicated)				
Sales including realized hedging	$ 56,697	$ 44,980	$ 143,937	$ 122,400
Funds from operations	$ 45,132	$ 34,474	$ 112,251	$ 91,974
per share [1]	$ 0.24	$ 0.20	$ 0.62	$ 0.54
Total capital expenditures	$ 35,640	$ 39,234	$ 97,971	$ 137,379
Working capital deficit [2]	$ 5,023	$ 12,273	$ 5,023	$ 12,273
Bank indebtedness	$ 178,971	$ 285,707	$ 178,971	$ 285,707
Basic weighted average shares (000)	184,572	170,715	181,188	170,563
Operating				
Daily Production				
Natural gas (mcf/d)	207,332	147,574	191,970	135,104
Liquids (bbls/d)	1,205	212	903	146
Total mcfe/d [3]	214,562	148,846	197,388	135,980
Total boe/d [3]	35,760	24,808	32,898	22,663
Average prices (including hedging)				
Natural gas ($/mcf)	$ 2.71	$ 3.25	$ 2.52	$ 3.27
Liquids ($/bbl)	$ 45.58	$ 45.43	$ 46.19	$ 45.16
Cash netbacks ($/mcfe) [3]				
Natural gas and liquids sales	$ 2.27	$ 2.70	$ 1.80	$ 2.65
Realized gains on derivatives	0.60	0.58	0.86	0.65
Royalty expense	(0.08)	(0.12)	(0.02)	(0.12)
Operating expense	(0.25)	(0.36)	(0.29)	(0.36)
Transportation expense	(0.05)	-	(0.03)	-
Operating netback	2.49	2.80	2.32	2.82
General and administrative	(0.09)	(0.11)	(0.11)	(0.15)
Finance expense	(0.11)	(0.20)	(0.14)	(0.20)
Other income	-	0.02	0.01	0.01
Cash netbacks	$ 2.29	$ 2.51	$ 2.08	$ 2.48

(1) Based on basic weighted average shares outstanding.

(2) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(3) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of liquids.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things; the Corporation's expectation that its 2016 annual production will be within its previously announced budget production guidance range; the Corporation's expectation that liquids production will remain flat or slightly lower in the fourth quarter of 2016; Advantage's drilling plans, including timing of commencing drilling on a 16 well pad and anticipated timing of completions starting on such pad; Advantage's estimated year-end 2016 total net debt to trailing cash flow and anticipated annual surplus cash flow; the Corporation's hedging arrangements; anticipated timing of disclosing Advantage's development plan for the 2017 to 2019 period; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; Advantage's ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein for the year ended December 31, 2016 are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2016, Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2016 expected drilling and completion activities. Advantage has also assumed TCPL's northwest Alberta pipeline restrictions and maintenance activity level will result in minimal firm service restrictions and frequent interruptible service availability during the second half of 2016 based on the most recent information available.

Management has included the above summary of assumptions and risks related to forward-looking information provided above and in its continuous disclosure documents filed on Sedar in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward-looking statements contained herein are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release contains certain oil and gas metrics, including cash netbacks and operating netbacks, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures

used by other companies and should not be used to make comparisons. Such metrics have been included herein to provide readers with additional measures to evaluate the Corporation's performance; however, such measures are not reliable indicators of the future performance of the Corporation and future performance may not compare to the performance in previous periods and therefore such metrics should not be unduly relied upon.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include funds from operations, cash netbacks, operating netbacks, surplus cash flow and total debt to cash flow ratio. Funds from operations is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per mcfe basis that comprise funds from operations. Surplus cash flow represents the amount by which funds from operations exceeds net capital expenditures. Total debt to cash flow ratio is calculated as indebtedness under the Corporation's credit facilities plus working capital deficit (surplus) divided by funds from operations for the prior twelve month period. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

This press release and, in particular the information in respect of the Corporation's prospective surplus cash flow and total debt to cash flow ratio, may contain future oriented financial information ("FOFI") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

The following abbreviations used in this press release have the meanings set forth below:

boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
boe/d	*barrels of oil equivalent per day*
mcf	*thousand cubic feet*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*